Exhibit 99.2

Red White & Bloom Receives Full Licensing, Commences Operation of 15,000 Sq. Ft. Michigan Cannabis Manufacturing/Processing Facility

•	Warren facility to become RWB’s central cannabis manufacturing, processing and distribution hub in Michigan, enabling distribution of RWB products to Michigan’s 400+ dispensaries -- a $1.8 billion market where Platinum Vape™ was named a Biggest Brand by LeafLink and the #1 brand vape in Michigan by ArcView.

•	15,000 sq. ft. fully built-out facility, with the latest edibles production equipment already installed, allows RWB to launch chocolates and gummies alongside Platinum Vape via the same distribution channel.

•	First 1000 lbs. of premium flower already received for re-packaging into pre-packed flower and pre-roll offerings.

•	Will be adding 30 full-time employees at Warren in the coming weeks, up to 50 in 2022.

Red White and Bloom will immediately commence operation of its new Warren facility as the hub for production and distribution for its wildly popular Platinum Vape® brand vapes, and will soon add gummies and chocolates for Michigan’s $1.8 billion medical and adult-use markets.

TORONTO and WARREN, MI, January 18, 2022 (GLOBE NEWSWIRE) -- Red White & Bloom Brands Inc. (CSE: RWB and OTC:RWBYF) (“RWB” or the “Company”) a multi-state cannabis operator and house of premium brands, via its RWB Michigan LLC wholly owned subsidiary, has closed on a lease assignment for a 15,000 sq. ft. manufacturing/processing and distribution facility in Warren, Michigan and has been issued both Medical and Adult Use (aka “recreational”) licenses. Operations at the facility commenced this week. RWB will immediately begin manufacturing medical and adult use cannabis products with all necessary equipment already installed and inspections completed.

“This Warren facility allows us to centralize distribution for our ‘house of premium brands’ in Michigan and finally report all of our Platinum Vape™ wholesale sales on a much less confusing and straightforward basis,” announced RWB CEO and Chairman Brad Rogers. “We will be expanding the wildly popular Platinum Vape brand to include gummies and chocolates to capitalize on the existing brand equity we command in Michigan. The facility provides the production capacity to expand sales of our award-winning brands from the 250+ Michigan dispensaries that carry them to the state’s 400+ dispensaries.”

Hiring 30 full-time employees

RWB Michigan will now begin to hire 30 full-time employees in the coming weeks, with intentions to grow the workforce in Warren to 50 in 2022. A wide variety of positions are available including many higher-paid, skilled positions ranging from frontline employees to PhDs specializing in product formulations. To apply, email inquiries and credentials to careers@redwhitebloom.com. In addition, visit www.RedWhiteBloom.com for more information and the job fair links once they are available.

Platinum Vape Product Expansion

Although most frequently recognized as a leading vape brand, RWB’s expanded Platinum Vape portfolio includes gummies, chocolates and premium cannabis flower that have proven to be very popular in California. RWB expects to launch PV gummy and chocolate production immediately and, for the first time, offer these products outside of California. PV is quickly gaining recognition, with ArcView/Greentank's 2021 Q3 Industry Vape Report naming Platinum Vape as the #1 brand vape cartridge in Michigan, LeafLink naming it a Biggest Brand in Michigan, and winning a Thrillist “Best of 2020” Edible Award for its Baked Apple Pie Gummies and a Farmer’s Cup 2nd place for its Raspberry Cheesecake Chocolate Bar. RWB will continue to work on new and exciting formulations and flavors for launch in Michigan and beyond.

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About Red White & Bloom Brands Inc.

The Company is positioning itself to be one of the top three multi-state cannabis operators active in the U.S. legal cannabis and hemp sector. RWB is predominantly focusing its investments on the major US markets, including Michigan, Illinois, Massachusetts, Arizona and California with respect to cannabis, and the US and internationally for hemp-based CBD products. Visit website: www.RedWhiteBloom.com, or follow RWB on social media:

Twitter: @rwbbrands;

Facebook: @redwhitebloombrands;

Instagram: @redwhitebloombrands.

CONTACT:

For more information about Red White & Bloom Brands Inc., please contact:

Tyler Troup, Managing Director
Circadian Group IR
IR@RedWhiteBloom.com

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FORWARD LOOKING INFORMATION

This press release contains forward-looking statements and information that are based on the beliefs of management and reflect the Company’s current expectations.  When used in this press release, the words “estimate”, “project”, “belief”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may” or “should” and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information.  There is no assurance that these transactions will yield results in line with management expectations. Such statements and information reflect the current view of the Company with respect to risks and uncertainties that may cause actual results to differ materially from those contemplated in those forward-looking statements and information.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, the following risks: risks associated with the implementation of the Company’s business plan and matters relating thereto, risks associated with the cannabis industry, competition, regulatory change, the need for additional financing, reliance on key personnel, market size, and the volatility of the Company’s common share price and volume.  Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change.  Investors are cautioned against attributing undue certainty to forward-looking statements.

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